                                    THIS PROSPECTUS IS FILED  WITH THE
                                    SECURITIES AND EXCHANGE COMMISSION
                                    PURSUANT TO RULE 424(b)(1)
                                    Registration No. 333-26547


                      [ALTA GOLD CO. LOGO]

                          COMMON STOCK


     The shares offered hereby (the "Shares") consist of up to 7,746,316 shares of common stock, $.001 par value per share (the "Common Stock"), of Alta Gold Co., a Nevada corporation (the "Company"), which may be issuable by the Company to the persons listed herein under "Selling Stockholders" (the "Selling Stockholders") upon conversion of the $10 million in aggregate principal amount of convertible debentures (the "Debentures"), together with accrued and unpaid interest thereon, issued to the Selling Stockholders by the Company on April 14, 1997, pursuant to the terms of a certain Securities Purchase Agreement by and between the Selling Stockholders and the Company (the "Purchase Agreement"). The Debentures are convertible into shares of
Common Stock based on the "Conversion Price" at the time of conversion. The "Conversion Price" is the lesser of (i) 90% of the average of the closing bid price for the Common Stock on the Nasdaq National Market, or on the principal securities exchange or other securities market on which the Common Stock is then being traded (as reported by Bloomberg Financial Markets) for the five consecutive trading days ending on the trading day prior to the date the conversion notice is sent by the holder of the Debenture to the Company, and (ii) $4.00 per share (subject to equitable adjustments for stock splits, stock dividends, rights offerings, combinations, recapitalization, reclassifications and similar events). Solely for purposes of estimating the number of shares included in the registration statement of which this Prospectus is a part, the number of Shares covered for sale by this Prospectus equals approximately 200% of the number of shares of Common Stock into which the Debentures were convertible on June 18, 1997, which date was arbitrarily selected. As of
June 18, 1997, the Debentures were convertible into 3,873,158 shares of Common Stock based on a Conversion Price of $2.581875 (90% of the average of the closing bid price for the Common Stock on the Nasdaq National Market for the five consecutive trading days ended June 17, 1997 or $2.86875), assuming that accrued interest is paid in cash. At the date hereof, the Debentures may be converted at any time and from time to time in an amount equal to any part of the outstanding and unpaid principal amount of the Debentures of at least $50,000, or such lesser amount as remains unpaid at the time of the conversion. This Prospectus covers the sale of the Shares from time to time by the Selling Stockholders. The issuance of the Shares upon conversion of the Debentures is not covered by this Prospectus, rather only the resale of such Shares by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest.

     The Shares may be offered from time to time by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest. All expenses of the registration of the Shares are being borne by the Company. Any brokers' or underwriters' fees or commissions incurred by the Selling Stockholders in connection with the sale of the Shares will be borne by the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

     The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, primarily in transactions (which may include block transactions) on the Nasdaq National Market, or such other market on which the Company's securities may from time to time be trading at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling

Stockholders and the brokers and dealers through whom sales of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discount and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the sale price of the Shares sold, less the aggregate underwriters' commissions and discounts, if any, and the expenses of distribution not borne by the Company. The Company has agreed to pay certain expenses of the registration of the Shares by the Selling Stockholders. The Company will not receive any proceeds directly from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds."

     The  Common Stock is currently listed on the Nasdaq National
Market under the symbol "ALTA." On June 17, 1997, the last reported sale price of the Common Stock on the Nasdaq National
Market was $2.8125 per share.

     THERE  ARE  CERTAIN RISK FACTORS WHICH SHOULD BE  CONSIDERED
BEFORE  PURCHASING THE SHARES.  SEE "RISK FACTORS"  BEGINNING  ON
PAGE 5.
           __________________________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Prospectus is June 20, 1997.


                        TABLE OF CONTENTS                    PAGE

INCORPORATION OF DOCUMENTS BY REFERENCE                         3

THE COMPANY                                                     4

RISK FACTORS                                                    5

USE OF PROCEEDS                                                13

SELLING STOCKHOLDERS                                           13

PLAN OF DISTRIBUTION                                           15

LEGAL MATTERS                                                  16

EXPERTS                                                        16

AVAILABLE INFORMATION                                          16

             INCORPORATION OF DOCUMENTS BY REFERENCE

     The  following  documents, which  have  been  filed  by  the
Company   with  the  Securities  and  Exchange  Commission   (the
"Commission"),  are  hereby incorporated by reference  into  this
Prospectus:

    (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    (iii) The  Company's  Form 8-K for an event dated January 20,
          1997;

    (iv)  The  Company's  Form 8-K  for  an event dated April 10,
          1997;

    (v)   The  Company's  Form  8-K  for an event dated April 14,
          1997;

    (vi) The Company's proxy statement on Schedule 14A for the Company's annual meeting of stockholders to be held on June 13, 1997; and

    (vii) The description of the Common Stock contained in the Company's registration statement on Form S-3, Amendment
          No. 4  (Registration No. 33-84046),  as  filed with the
          Commission under the Securities Act.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Margo R. Bergeson, Secretary, Alta Gold Co., at the Company's principal executive offices located at 601 Whitney Ranch Drive, Suite 10, Henderson, Nevada 89014. Telephone requests may be directed to Ms. Bergeson at (702) 433-8525.

                           THE COMPANY

     The Company is engaged in the exploration, development, mining and production of gold on properties located in Nevada. The Company also has three base metals properties in the western United States which are in various stages of development. The Company operates solely in the metals mining industry segment. The Company was incorporated in Nevada on May 7, 1962, under the name of Silver King Mines, Inc. On November 24, 1989, the Company merged with Pacific Silver Corporation, and the Company's name was changed to Alta Gold Co. The Company's principal executive offices are located at 601 Whitney Ranch Drive, Suite 10, Henderson, Nevada 89014, and its telephone number is
(702) 433-8525.

     In 1991, the Company ceased mining activities because of higher than expected mining costs, and lower than anticipated ore grades and recoveries, as well as declining gold prices. Following a change in management and the implementation of a new mining plan, the Company resumed mining in 1993 at the Easy
Junior mine ("Easy Junior") located near Ely, Nevada. In 1994, the Company acquired three gold properties, the Kinsley mine ("Kinsley") located in Elko County, Nevada, the Olinghouse property ("Olinghouse") located in Washoe County, Nevada, and the Griffon property ("Griffon") located in White Pine County,
Nevada, and one copper property, the Copper Flat property ("Copper Flat") located in Sierra County, New Mexico. Kinsley was permitted, developed and put into operation in October 1994, and the Company completed mining all reserves at Easy Junior in August 1994.

     In 1995, the Company (i) produced 53,063 ounces of gold at Easy Junior and Kinsley; (ii) continued mining activities at Kinsley; (iii) continued permitting and development drilling at Olinghouse and Griffon, (iv) continued permitting at Copper Flat; and (v) sold its remaining royalty interest in a copper property. In 1996, the Company (i) produced 49,486 ounces of gold at Easy Junior and Kinsley; (ii) completed gold processing at Easy
Junior;   (iii)   continued   mining   activities   at   Kinsley;
(iv) continued permitting, development drilling and mine planning at Olinghouse, as well as preparing a feasibility study;
(v)   continued   permitting  and  mine  planning   at   Griffon;
(vi) continued permitting at Copper Flat; (vii) acquired control of the Excalibur property ("Excalibur") located in Mineral County, Nevada; and (viii) entered into an agreement giving the Company an option to acquire a 50% interest in, and right to manage, the Osceola property ("Osceola") located in White Pine County, Nevada.

     Currently, the Company is (i) continuing to conduct mining activities at Kinsley; (ii) continuing to permit and conduct development drilling and mine planning, as well as completing a feasibility study, at Olinghouse; (iii) continuing to permit and conduct mine planning at Griffon; (iv) continuing to permit Copper Flat; and (v) conducting exploration at Excalibur and drilling at Osceola.

   RECENT DEVELOPMENTS

     In May 1997, the Company recorded a one-time extraordinary gain in the amount of $784,000 on the early retirement of debt. The transaction involved the early retirement of a $4.0 million zero coupon debenture due in 2008 (the "Zero Coupon Debenture") which had a net book value of $1.6 million as of April 30, 1997. The Company paid the holder of the Zero Coupon Debenture cash in the amount of $750,000 in exchange for the full and complete satisfaction of the Zero Coupon Debenture and the termination of an associated agreement under which the holder of the Zero Coupon Debenture had the right to receive up to $4.0 million in royalties from production at Copper Flat.

     In May 1997, the Bureau of Land Management ("BLM") revised its schedule for issuing a Record of Decision for Olinghouse. As recently as March 1997, the Company believed that a Record of Decision would be received by the end of the second quarter of 1997, at which time site development and mining was scheduled to begin at Olinghouse. Based on the recently revised schedule issued by the BLM regarding the issuance of the Record of Decision and the likelihood of resultant third-party appeals, the Company currently does not expect site development and mining to begin at Olinghouse until the first quarter of 1998.

     In April 1997, a final Environmental Impact Statement was published, and a Record of Decision for Griffin was issued by the U.S. Forest Service. On June 5, 1997, the Building and Construction Trades Council of Northern Nevada ("BCT") filed an appeal and a request for a stay on the Record of Decision. The Company believes that the appeal and request for a stay are without merit, and the Company is attempting to resolve the underlying issues raised by BCT. As a result of the appeal and request for a stay, commencement of site development and mining at Griffon, originally scheduled to begin June 18, 1997, is expected to be delayed by at least two months.

     In  April  1997, the Company increased its land position  at
Olinghouse  by  more than 50% from approximately 4,300  acres  to more than 6,700 acres. The Company increased its position by staking an additional 140 mining claims in an area which had previously been withdrawn by the federal government. As a result, the Company has secured the mineralized trend at Olinghouse, which is approximately five-miles long and one-mile wide.

                          RISK FACTORS

     EXCEPT FOR HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS, THE MATTERS DISCUSSED HEREIN CONTAIN FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING MANAGEMENT'S EXPECTATIONS REGARDING THE COMPANY'S RESERVES, TIMING OF RECEIPT OF GOVERNMENT PERMITS, PLANNED DATES FOR COMMENCEMENT OF PRODUCTION AT THE COMPANY'S MINING PROPERTIES, AND ANTICIPATED DRILLING AND RECLAMATION EXPENDITURES. SUCH FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN, AND INVESTORS MUST RECOGNIZE THAT ACTUAL RESULTS MAY DIFFER FROM MANAGEMENT'S EXPECTATIONS. KEY FACTORS IMPACTING CURRENT AND FUTURE OPERATIONS OF THE COMPANY INCLUDE THE FACTORS DISCUSSED BELOW.

     PROSPECTIVE   PURCHASERS  OF  THE  SHARES  SHOULD   CONSIDER
CAREFULLY  THE  FOLLOWING  FACTORS  IN  ADDITION  TO  THE   OTHER
INFORMATION  CONTAINED  IN  THIS  PROSPECTUS  BEFORE  MAKING   AN
INVESTMENT IN THE SHARES.

  CURRENT DEPENDENCE ON A SINGLE OPERATING PROPERTY

     All of the Company's operating revenues are currently derived from its mining operations at Kinsley. Mining activities at Kinsley commenced in the fourth quarter of 1994, and gold production therefrom began in January 1995. Although the Company has not experienced any serious interruption in production at Kinsley, if the operations at Kinsley were reduced, interrupted or curtailed, the Company's ability to generate operating revenues and earnings would be materially and adversely affected, unless and until other properties were put into production.

  LIMITED LIFE OF MINING PROJECTS

     The Company derives all of its operating revenues from mining projects which have a limited life. Based upon the reserves estimate as of December 31, 1996, and the results of drilling conducted since that date, the Company expects mining activities at Kinsley to continue at least through the second fiscal quarter of 1998, and gold production from heap leaching and pad rinsing to continue in declining amounts from 1998 through at least mid-1999. No assurance can be given that the estimated time for completion of mining activities or gold production at Kinsley is accurate. The Company has not yet initiated production at any of its primary development stage properties, Olinghouse, Griffon, or Copper Flat. The Company's ability to generate future operating revenues and earnings after Kinsley is depleted is dependent on its ability to bring one or more of these or other properties into production. The commencement of production at these properties is subject to, among other things, obtaining necessary government permits and obtaining outside sources of funding. No assurance can be given that the Company will have any mining properties in operation once the mining and processing of ore from Kinsley or other future operating properties, if any, are completed.

  GOVERNMENT PERMITS AND PROJECT DELAYS

     The Company is seeking government permits and approvals for the development of Olinghouse, Griffon and Copper Flat. Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. Notwithstanding the Company's good faith expectations, no assurance can be given that any government permit or approval will be issued when anticipated or without conditions that may have a material adverse effect on the project. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with existing standards, laws and regulations which may entail unexpected costs and delays depending on the nature of the activity to be permitted and the interpretation of the regulations implemented by the permitting authority. Substantial delays in obtaining, or a failure to obtain, certain government permits or approvals without burdensome conditions could have a material adverse effect on the Company's business and operations.

     In the event that Griffon is not in production by October 1, 1997 for reasons other than "force majeure," which term as defined in the acquisition agreement includes any government-imposed delays, the Company may be required to reconvey Griffon to the seller. As of December 31, 1996, the Company had invested $0.9 million in Griffon. Although the Company currently anticipates receiving the necessary permits prior to October 1, 1997, no assurance can be given that the Company will receive such government permits in a timely manner, if at all. See "The Company - Recent Developments."

     An owner of real property known as the Ladder Ranch, near Copper Flat in New Mexico, has threatened to challenge the permitting and opening of Copper Flat. The owner of the Ladder Ranch has raised concerns that operations at Copper Flat would affect his quality of life and is allegedly concerned about the impact of Copper Flat's operations on the environment. The Company believes that the allegations made by the owner of the Ladder Ranch are without merit, and it intends to vigorously defend any such challenge to Copper Flat. However, no assurance can be given that any such challenge will not prevent or delay the permitting or opening of Copper Flat.

  UNCERTAINTY OF FUNDING

     Mining operations require a substantial amount of capital prior to the commencement of, and in connection with, the actual production of gold. Such capital requirements relate to the costs of, among other things, acquiring mining claims and properties, obtaining government permits, exploration and delineation drilling to determine the underground configuration of the ore body, designing and constructing the mine and process facilities, purchasing and maintaining mining equipment, and complying with bonding requirements established by various regulatory agencies regarding the future restoration and reclamation activities for each property.

     For  1997,  the  Company has budgeted cash  expenditures  of
(i) $2.2 million for permitting and holding costs at Olinghouse, Griffon and Copper Flat, (ii) $5.7 million for site development, equipment purchases and working capital at Griffon, (iii) $2.0 million for debt repayments and associated interest,

(iv) $0.5 million for reclamation, and (v) $1.8 million for drilling and related activities - $0.8 million for Olinghouse, $0.4 million for Kinsley and $0.6 million for other properties, including Griffon, Osceola, Excalibur and other properties that may be acquired. In addition to funds generated from gold production at Kinsley, the net proceeds from the sale of the Debentures and the net proceeds of an $8.5 million loan from
Gerald Metals, Inc. and BHF-Bank Aktiengesellschaft which the Company obtained in April 1997, the Company anticipates that it will require $15.0 - $20.0 million in additional funding in 1998 for site development, equipment purchases and working capital at Olinghouse. No assurances can be given that the Company will obtain financing on terms that are favorable to the Company or in the necessary amounts.

     The Company's ability to obtain additional financing will depend upon, among other things, the receipt of government permits for Olinghouse and Griffon, the completion of an acceptable feasibility study for Olinghouse and the market price of gold and perceptions of future gold prices. Therefore, the availability of financing is dependent largely upon factors outside  of  the  Company's  control, and  cannot  be  accurately predicted. The failure of the Company to obtain additional financing could have a material adverse effect upon its financial condition and results of operations.

  VOLATILITY OF THE PRICE OF GOLD

     The profitability of the Company's current operations is affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs in major gold-producing regions such as South Africa and the former Soviet Union. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

     The demand for and supply of gold affect gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price.

     If the price of gold should decrease, the value of the Company's gold properties which are being explored or developed would also decrease and the Company might not be able to recover its investment in those properties. The decision to place a mine in production, and the commitment of funds necessary for that purpose, must be made well in advance of the time when a mining company will receive the first revenues from that production. Price fluctuations between the time that such a decision is made and the commencement of production can dramatically change the economics of a mine. If the Company's revenue from gold sales falls for a substantial period below its costs of production at any or all of its operations, the Company could determine that it is not economically feasible to continue commercial production at any or all of its operations. One of the reasons the Company ceased gold production activities from 1991 to 1993 was because of depressed gold prices during that period.

     The   volatility  of  gold  prices  is  illustrated  in  the
following table of annual high and low gold fixing prices per ounce on the London P.M. Fix:

             YEAR                   HIGH      LOW
     1985                           $341     $284
     1986                            438      326
     1987                            500      436
     1988                            484      395
     1989                            416      356
     1990                            424      346
     1991                            403      344
     1992                            360      330
     1993                            406      326
     1994                            396      370
     1995                            396      372
     1996                            415      367


     On June 17, 1997, the afternoon fixing for gold on the London P.M. Fix was $342.15. Gold prices on the London P.M. Fix are regularly published in most major financial publications and many nationally recognized newspapers.

  ENVIRONMENTAL CONTROLS

     The Company is required to comply with numerous environmental laws and regulations imposed by federal and state authorities. At the federal level, legislation such as the Clean Water Act, the Clean Air Act, the Federal Resource Conservation and Recovery Act (the "RCRA"), the Comprehensive Environmental Response Compensation and Liability Act of 1980, and the National Environmental Policy Act impose effluent and waste standards, performance standards, air quality and emissions standards and other design or operational requirements for various components of mining and mineral processing, including gold ore mining and processing. Although the majority of the waste produced by the Company's operations are "extraction" and "beneficiation" wastes, which the U.S. Environmental Protection Agency (the "EPA") does not regulate under its current "hazardous waste" program, the EPA is currently developing a separate program under the RCRA to regulate such waste. Until the new regulatory program is formally proposed by the EPA, there is not a sufficient basis on which to predict the potential impacts of such regulations on the Company.

     Many states, including the State of Nevada (where a majority of the Company's properties are located), have also adopted regulations that establish design, operation, monitoring, and closing requirements for mining operations. Under these regulations, mining companies are required to provide a reclamation plan and financial assurance to insure that the reclamation plan is implemented upon completion of mining operations. Additionally, Nevada and other states require mining operations to obtain and comply with environmental permits, including permits regarding air emissions and the protection of surface water and groundwater.

     The Company's compliance with federal and state environmental laws may necessitate significant capital outlays or delays, may materially and adversely affect the economics of a given property, or may cause material changes or delays in the Company's intended exploration, development and production activities. Further, new or different environmental standards imposed by governmental authorities in the future could adversely affect the Company's business activities.

  PROPOSED LEGISLATION AFFECTING THE MINING INDUSTRY

     During the past several years, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law") which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation is now pending before the U.S. Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on net profits from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of development of operating mines on the federal unpatented mining claims held by the Company. Many of the Company's properties, including Kinsley, Griffon and portions of Olinghouse and Copper Flat, consist of unpatented mining claims on federal lands. The Company's financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation.

  UNCERTAINTY OF DEVELOPMENT PROPERTY ECONOMICS

     Exploration for and production of minerals is highly speculative and involves greater risks than are inherent in many other industries. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Also, because of the uncertainties in determining metallurgical amenability of any minerals discovered, the mere discovery of mineralization may not warrant the mining of the minerals on the basis of available technology.

     The Company's decision as to whether any of the mineral development properties it now holds or which it may acquire in the future contain commercially minable deposits, and whether such properties should be brought into production, depends upon the results of its exploration programs and/or feasibility analyses and the recommendations of engineers and geologists. The decision will involve the consideration and evaluation of a number of significant factors, including, but not limited to, the: (i) receipt of government permits; (ii) costs of bringing the property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities; (iii) availability and costs of financing; (iv) ongoing costs of production; (v) market prices for the metals to be produced; and (vi) estimates of reserves or mineralization. No assurance can be given that any of the development properties the Company owns, leases or acquires contain, or will contain, commercially minable mineral deposits, and no assurance can be given that the Company will ever generate a positive cash flow from production operations on such properties. The Company has identified Olinghouse, Griffon and Copper Flat as having minable reserves. No assurance can be given, however, that any of these development properties can attain profitable operations.

  COMPETITION AND SCARCITY OF MINERAL LANDS

     Although many companies and individuals are engaged in the mining business, including large, established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where the Company contemplates conducting exploration and/or production activities. The Company may be at a competitive disadvantage in acquiring suitable mining properties since it must compete with these other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result, there can be no assurance the Company will be able to acquire new reserves or replace its current reserves once they are depleted.

  RESERVES ESTIMATES

     The reserves reported by the Company are based upon estimates, and no assurance can be given that the Company will recover the indicated amount of metals. Further, estimated reserves for properties that have not yet commenced production (such as Olinghouse, Griffon and Copper Flat) may require revision if the Company commences actual production. Fluctuations in the market price of the metals produced by the
Company, as well as increased production costs or reduced recovery rates, could make the mining of ore reserves containing relatively lower grades of mineralization uneconomic, and could ultimately cause the Company to restate its reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, could adversely affect the Company's profitability in any particular accounting period.

  UNCERTAINTY OF TITLE

     A majority of the Company's properties consist of unpatented mining claims or mill site claims which the Company owns or leases. These claims are located on federal land or involve mineral rights which are subject to the claims procedures established by the General Mining Law. Under this law, if a claimant complies with the statute and the regulations for the location  of  a  mining claim or mill site  claim,  the  claimant obtains a valid possessory right to the land or the minerals contained therein. To preserve an otherwise valid claim, the claimant must also make certain additional filings with the county in which the land or mineral is situated and the U.S.
Bureau of Land Management and pay an annual holding fee of $100 per claim. If a claimant fails to make the annual holding payment or make the required filings, the mining claim or mill site claim is void or voidable.

     Because mining claims and mill site claims are self-initiated and self-maintained rights, they are subject to unique vulnerabilities not associated with other types of property interests. It is difficult to ascertain the validity of unpatented mining claims or mill site claims from public property records and, therefore, it is difficult to confirm that a claimant has followed all of the requisite steps for the initiation and maintenance of a claim. The General Mining Law requires the discovery of a valuable mineral on each mining claim in order for such claim to be valid, and mining claims may be challenged by rival mining claimants and the United States government. Under judicial interpretations of the rule of discovery, the mining claimant has the burden of proving that the mineral found is of such quality and quantity as to justify further development, and that the deposit is of such value that it can be mined, removed and disposed of at a profit. The burden of showing that there is a present profitable market applies not only to the time when the claim was located, but also to the time when such claim's validity is challenged. It is therefore conceivable that, during times of falling metal prices, claims which were valid when they were located could become invalid if challenged.

     Title to unpatented claims and other mining properties in the western United States typically involves certain other inherent risks due to the frequently ambiguous conveyance history of those properties, as well as the frequently ambiguous or imprecise language of mining leases, agreements and royalty obligations. No generally applicable title insurance is available for mining or mill site claims. As a result, some of the titles to the Company's properties may be subject to challenge.

  MINING RISKS AND INSURANCE

     The Company's operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, cave-ins, changes in technology or mining techniques, periodic interruptions because of inclement weather
and industrial accidents.   Although the Company
currently maintains insurance within ranges of coverage consistent with industry practice to ameliorate some of these risks, no assurance can be given that such insurance will continue to be available at economically feasible rates, or that the Company's insurance is adequate to cover the risks and potential liabilities associated with exploring, owning and operating its properties. Insurance against environmental risks is not generally available to the Company or to other companies in the mining industry.

  RISK OF HEDGING STRATEGIES

     In order to mitigate some of the risks associated with fluctuating gold prices, the Company has in the past and may in the future use various price hedging strategies, such as selling future contracts for gold, or using call and put options, to lock in delivery prices for its gold production. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon the then current market conditions. In addition, lenders may from time to time require the Company to use such hedging strategies. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. The Company could also be subject to margin calls if the market price of gold were to significantly rise above the contracted forward delivery prices, which could materially and adversely affect the Company's cash flows and financial condition. In addition, the Company could fail to produce enough gold to satisfy its forward delivery obligations, causing the Company to purchase gold in the spot market at higher prices to fulfill its delivery obligations.

  UNKNOWN ENVIRONMENTAL LIABILITIES FOR PAST ACTIVITIES

     Mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties which they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. The Company has conducted limited reviews of potential environmental cleanup liability at its operating and primary development properties, as well as other properties acquired by the Company subsequent to 1992. The Company has conducted limited or no reviews of potential environmental cleanup liability at other properties owned currently or previously by the Company. On a few occasions at operating sites, the Company has detected leaks in excess of allowable rates in the primary liners at heap leach pads or ponds. In each such case, the pad or pond was equipped with a second liner and either the location of the leak in the primary liner was taken out of service or the leak was repaired. Other than known conditions which will be remediated pursuant to approved or proposed reclamation plans, the Company is not aware of any significant environmental contamination which could give rise to cleanup obligations or natural resource damages on the part of the Company as a result of past activities (by the Company or others) on these properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

  WORKING CAPITAL DEFICIT

     As  of  December  31, 1996, and 1995, the Company  had  $2.6
million  and $0.3 million working capital deficits, respectively.
No assurance can be given that the Company's working capital position will improve.

  DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of certain key executives, including Robert N. Pratt, Chief Executive Officer, President and Chairman of the Board of Directors, and John A. Bielun, Senior Vice President and Chief Financial Officer. The loss of either of these individuals could have a material adverse effect on the Company's business and operations. The Company currently does not have key person insurance on these individuals. The Company has entered into employment agreements with certain of its key executives, including Messrs. Pratt and Bielun. Each of these employment agreements expires in October 1998.

  EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Bylaws contain certain measures designed to make it more difficult and time consuming to change majority control of the Company's Board of Directors and to reduce the vulnerability of the Company to an unsolicited offer to take control of the Company. The Company has also entered into employment agreements with its Chief Executive Officer, Chief Financial Officer and Vice President of Engineering and Construction which provide for certain payments upon termination or resignation resulting from a change in control of the Company. Furthermore, Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

     These corporate and statutory anti-takeover measures may have certain negative consequences, including an effect on the ability of stockholders of the Company or other individuals to
(i)  change  the composition of the incumbent Board of Directors;
(ii) benefit from certain transactions which are opposed by the incumbent Board of Directors; and (iii) make a tender offer or otherwise attempt to gain control of the Company, even if such attempt were beneficial to the Company and its stockholders. Since such measures may also discourage accumulations of large blocks of Common Stock by purchasers whose objective is to seek control of the Company or have such Common Stock repurchased by the Company (or other persons) at a premium, these measures could also depress the market price of the Common Stock. Accordingly, stockholders may be deprived of certain opportunities to realize a control premium associated with certain takeover attempts.

  RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     The Company periodically considers the acquisition of mining claims, properties and businesses. In connection with any such future acquisitions, the Company may incur indebtedness or issue equity securities, resulting in the dilution of the percentage ownership of the Company of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock market listing rules.

  SHARES ELIGIBLE FOR FUTURE SALE

     The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to the conversion of the Debentures may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities. The Company will have 33,077,250 shares of Common Stock outstanding at the date hereof if all of the Debentures are converted to Shares (assuming a hypothetical Conversion Price of $2.581875), of which 648,137 shares and options to purchase an additional 1,120,500 shares are beneficially owned by executive officers and directors of the Company. Approximately 31,612,766 shares will be freely transferable without restriction in the United States. The Company believes that the balance of such shares

(approximately 1,464,484 shares) will be transferable in the United States only in compliance with the provisions of Rule 144 ("Rule 144") under the Securities Act, including, but not limited, to the holding period and volume restrictions of Rule 144. Some of these shares may be freely transferable under Rule 144(k) because they appear from the Company's records to have been held by non-affiliates of the Company for at least two years.

     In addition, up to approximately 2,177,209 shares of Common Stock are reserved for issuance upon the exercise of outstanding options, and 450,000 shares of Common Stock may be issued upon the exercise of warrants. Of the foregoing shares, 35,700 are subject to the rights of holders of options to piggyback registration, and 400,000 of the foregoing shares are subject to the rights of holders of warrants to demand registration upon the exercise of such warrants, provided that the warrants have been exercised with respect to at least 100,000 shares.

                         USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the sale price of the Shares sold, less the aggregate underwriters' commissions and discounts, if any, and the expenses of distribution not borne by the Company. The Company has agreed to pay certain expenses of the registration of the Shares by the Selling Stockholders.

                      SELLING STOCKHOLDERS

     The table below sets forth the names of the Selling Stockholders, the number of Shares which may be sold respectively by the Selling Stockholders as of the date of this Prospectus (assuming a hypothetical Conversion Price of $2.581875), regardless of whether such Selling Stockholders have a present intent to sell, and the number of Shares which may be offered for resale pursuant to this Prospectus. The number of Shares included in the registration statement on file with the Commission of which this Prospectus is a part (i) is based, in part, upon an estimate of the number of Shares underlying the Debentures utilizing a hypothetical Conversion Price of $2.581875, (ii) is subject to adjustment and (iii) could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. The use of such hypothetical price is not intended, and should in no way be construed, to constitute a prediction as to the future market price of the Common Stock.

     Except for the ownership of the Debentures and any Shares on conversion thereof, the Selling Stockholders have not had any material relationship with the Company or any of its predecessors or affiliates within the past three years. The information included below is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of the Shares, no definitive estimate as to the number of Shares thereof that will be held by the Selling Stockholders after this offering of the Shares can be provided and the table below has been prepared on the assumption that all of the Shares offered under this Prospectus will be sold to unaffiliated parties. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

     The Shares being offered by the Selling Stockholders hereby are issuable by the Company to the Selling Stockholders upon conversion of the Debentures. The Debentures were issued by the Company to the Selling Stockholders pursuant to the Purchase Agreement. The Debentures are convertible into shares of Common Stock based on the Conversion Price at the time of conversion. The Conversion Price is the lesser of (i) 90% of the average of the closing bid price for the Common Stock on the Nasdaq National Market, or on the principal securities exchange or other securities market on which the Common Stock is then being traded (as reported by Bloomberg Financial Markets) for the five consecutive trading days ending on the trading day prior to the date the conversion notice is sent by the holder of the Debenture to the Company, and (ii) $4.00 per share (subject to equitable adjustments for stock splits, stock dividends, rights offerings, combinations, recapitalization, reclassifications and similar events). At the date hereof, the Debentures may be converted at any time and from time to time in an amount equal to any part of the outstanding and unpaid principal amount of the Debentures of at least $50,000, or such lesser amount as remains unpaid at the time of the conversion.


                                                                   NUMBER OF
                                                                    SHARES          PERCENTAGE
                                NUMBER OF                        BENEFICIALLY      BENEFICIALLY
                                  SHARES          NUMBER OF       OWNED AFTER       OWNED AFTER
                               BENEFICIALLY      SHARES THAT    THE SALE OF THE     THE SALE OF
   SELLING STOCKHOLDER         OWNED 1,2,3     MAY BE SOLD 3,4      SHARES 5         THE SHARES
RGC International               1,549,262         1,549,262            0                 0
Investors, LDC

The Tail Wind Fund Ltd.          580,974           580,974             0                 0

European American                154,927           154,927             0                 0
Securities, Inc.

Nelson Partners                  387,316           387,316             0                 0

Olympus Securities, Ltd.         387,316           387,316             0                 0

Halifax Fund L.P.                387,316           387,316             0                 0

Keyway Investments Ltd.          426,047           426,047             0                 0


____________________

1     The  Selling Stockholders will have  sole voting  and  sole investment power with respect to all Shares owned.

2 Consists of the actual number of shares of Common Stock issuable upon the complete conversion of the Debentures. The calculation of the shares of Common Stock issuable upon the complete conversion of the Debentures, assuming that accrued interest is paid in cash, assumes a Conversion Price of $2.581875, which price is 90% of the average of the closing bid price for the Common Stock on the Nasdaq National Market for the five consecutive trading days ended June 17, 1997
(which was $2.86875), which date was arbitrarily selected. Therefore, the assumed Conversion Price results in Share ownership which may differ from what actual Share ownership will be on the actual date of the conversion of a particular Debenture. In addition, pursuant to the terms of the Debentures, the Debentures are convertible by the holders thereof only to the extent that the number of shares of Common Stock to be issued upon a particular conversion or exercise, together with the number of shares of Common Stock then held by such holder and its affiliates (excluding shares underlying the unconverted portion of the Debenture), would not exceed 4.9% of the then outstanding shares of Common Stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth above may exceed the actual number of Shares that the Selling Stockholders could own beneficially at any given time upon the complete conversion of the Debentures. In that regard, beneficial ownership as set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

3 Except as set forth in footnote 2 above, ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Subject to the provisions of footnote 2 above, the actual number of Shares beneficially owned and offered for sale hereunder is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the average of the closing bid price of the Common Stock during the five consecutive trading days ending one trading day prior to the actual date of the conversion of a particular Debenture.

4 Pursuant to agreements between the Selling Stockholders and the Company, the amount of Common Stock offered under this Prospectus and included in the registration statement of which this Prospectus is a part is 200% of the actual amount of Common Stock (3,873,158) issuable upon the complete conversion of the Debentures on June 18, 1997, assuming that accrued interest is paid in cash, and assuming a hypothetical Conversion Price of $2.581875. In addition, the total amount of Common Stock offered under this Prospectus and included in the registration statment of which this Prospectus is a part includes a presently indeterminate number of shares of Common Stock issuable upon conversion of the Debentures, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including the floating rate conversion feature contained in the Debentures and described herein) in accordance with Rule 416 of the Securities Act.

5    Assumes the sale of all of the Shares to persons who are not affiliates of the Selling Stockholders.


                      PLAN OF DISTRIBUTION

     The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, though the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time. The Shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any particular time.

     The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Stockholders, alternatively, may sell all or any part of the Shares offered hereby through an underwriter. No Selling Stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

     The Selling Stockholders and any other person participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

     Each Selling Stockholder has agreed that as long as Debentures are outstanding, in the event that the Selling Stockholder engages in short sale transactions of the Common Stock during the five consecutive trading days immediately preceding any conversion date, the Selling Stockholder will, to the extent within its reasonable control, conduct such activities so as not to complete or effect any such sale on any trading day during such period at a price which is lower than the lowest sale effected on such day by persons other than the Selling Stockholder. In the event such a sale is completed or effected at a price lower than the lowest sale effected on such day by persons other than the Selling Stockholder, such lower price will not be included in the calculation of the Conversion Price.

     The Company has agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

                          LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon for the Company by Kummer Kaempfer Bonner & Renshaw,
Las Vegas, Nevada.

                             EXPERTS

     The financial statements of the Company incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The Company's ore reserves incorporated by reference into this Prospectus have been audited by the independent engineering firm of Pincock, Allen & Holt, and are included herein in reliance upon the authority of said firm as an expert in such matters.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement (the "Registration Statement") on Form S-3 under the Securities Act, of which this Prospectus constitutes a part, with respect to the Shares. The Registration Statement, including exhibits and schedules thereto, may be obtained from the
Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference. In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov).